UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **December 9, 2008**

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In October 2008, the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of Cleco Corporation (the "Company") and the Board approved certain amendments to the Cleco Corporation Deferred Compensation Plan, the Cleco Corporation 2000 Long-Term Incentive Compensation Plan and the Cleco Corporation Supplemental Executive Retirement Plan to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"), concerning the taxation of deferred compensation. These amendments were filed as exhibits to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, which was filed with the Securities and Exchange Commission on November 5, 2008. On December 4 and 5, 2008, the Committee and the Board approved additional Section 409A corrective amendments to the plans noted above, which amendments are filed as exhibits to this Current Report and incorporated herein by reference.

During December 2008, the Company expects to enter into an addendum to the existing employment agreement between the Company and each of its executive officers (the "Addendum"). On December 8, 2008, the Addendum was entered into by the Company and certain of its executive officers, including Michael H. Madison, President and Chief Executive Officer of the Company, Dilek Samil, President and Chief Operating Officer of Cleco Power LLC, R. Russell Davis, Vice President, Chief Accounting Officer & Interim CFO of the Company, George W. Bausewine, Senior Vice President of Corporate Services of the Company and William G. Fontenot, Vice President of Regulated Generation Development of Cleco Power LLC. The Addendum, which is filed as an exhibit to this Current Report and incorporated herein by reference, is intended to conform certain provisions of the existing executive officer employment agreements to Section 409A, specifically: (a) to provide that the payments or benefits due to a "specified employee" on account of a "separation from service" will be delayed for six months following the occurrence of such employee's separation date, to the extent earlier distribution is not permitted under Section 409A; (b) to subject any reimbursement due to the executive officer to the timing rules imposed under Section 409A; (c) to provide that the Company shall pay to the executive officer an amount equal to the continuation coverage premium for the group medical plan maintained by the Company, in lieu of the actual continuation of coverage; (d) to provide specific rules for the timing of certain cash payments to the executive officer, and (e) to provide a revised definition of "constructive termination."

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed herewith:

10.1   Cleco Corporation 2000 Long-Term Incentive Compensation Plan, Amendment No. 5; effective as of January 1, 2009.

10.2   Cleco Corporation Deferred Compensation Plan, Corrective Section 409A Amendment, effective as of January 1, 2009.

10.3	Cleco Corporation Supplemental Executive Retirement Plan (Amended and Restated Effective January 1, 2008), Amendment No. 1, effective as of January 1, 2009.
10.4	Form of Addendum to Executive Officer Employment Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLECO CORPORATION

Date: December 9, 2008

By: /s/ R. Russell Davis
R. Russell Davis
Vice President, Chief Accounting
Officer & Interim CFO

EXHIBIT INDEX

Exhibit Number	Exhibit Description
10.1	Cleco Corporation 2000 Long-Term Incentive Compensation Plan, Amendment No. 5; effective as of January 1, 2009.
10.2	Cleco Corporation Deferred Compensation Plan, Corrective Section 409A Amendment, effective as of January 1, 2009.
10.3	Cleco Corporation Supplemental Executive Retirement Plan (Amended and Restated Effective January 1, 2009), Amendment No. 1, effective as of January 1, 2009.
10.4	Form of Addendum to Executive Officer Employment Agreement.